WATERPURE INTERNATIONAL, INC.
1600 Lower State Road, Doylestown, Pennsylvania 18901

Via Edgar

October 17, 2006

John D. Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:  WaterPure International, Inc.
Form SB-2 filed on July 14, 2006
File No.: 333-135783

Dear Mr. Reynolds;

We understand there are no more comments for the above referenced filing. We therefore respectfully request acceleration of the effective date of the registration statement to October 24, 2006 at 5:00 p.m. Eastern Standard Time. We have provided this request more than two business days in advance of the requested effective date.

Please provide my counsel with a courtesy copy by faxing directly to her office at 941/955-6690.

Please contact me at 267-482-6262 or legal counsel Melissa K. Rice at 941-954-1900 with any further questions you may have in this regard.

Yours truly,

By:	/s/ Paul S. Lipschutz
Paul S. Lipschutz
President